Exhibit 99.1

MOGU Inc. Announces Entry into Definitive Agreements to Increase Ownership of Hangzhou Ruisha

HANGZHOU, China, July 26, 2021 — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced that Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a consolidated affiliated entity of the Company, has entered into definitive agreements with Hangzhou Ruisha Technology Co., Ltd. (“Hangzhou Ruisha”), Hangzhou Ruisha’s existing shareholder and Hangzhou Ruisha’s founder, to increase and obtain controlling equity interests in Hangzhou Ruisha.

Under the definitive agreements, Hangzhou Juangua will purchase equity interests from the existing shareholder of Hangzhou Ruisha and subscribe for additional equity interests in Hangzhou Ruisha, at an aggregate consideration of RMB50 million in cash. MOGU will beneficially own 59.62% equity interests in Hangzhou Ruisha at the closing of the transactions. The transactions are subject to customary closing conditions.

Hangzhou Ruisha is committed to providing brands with one-stop and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.

Mr. Qi Chen, MOGU’s chairman and chief executive officer, commented, “The investment in Hangzhou Ruisha represents continuingly expanded and utilized capabilities of MOGU to provide services for business customers. Hangzhou Ruisha’s solutions are increasingly sought after by brands which would like to embrace online growth in spite of limited technical and operational experiences. This investment is an important step in MOGU’s development towards a more extensive ecosystem for live video broadcast e-commerce.”

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

View source version on businesswire.com: https://www.businesswire.com/news/home/20210726005543/en/

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Jiemo Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com